U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOLARGO, INC.
Full Name of Registrant

Former Name if Applicable

2603 MAIN STREET, SUITE 1155
Address of Principal Executive Office (Street and Number)

IRVINE, CA 92614
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Company is unable to file its report on Form 10-QSB without undue burden or expense to the Company primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Lance Jon Kimmel	310	557-3059
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioLargo, Inc. (the “Company”) expects to report that its net loss for the three- and nine-month periods ended September 30, 2007 was $481,824 and $2,768,913, or a loss of $0.01 and $0.11 per share, respectively. Comparatively, for the three- and nine-month periods ended September 30, 2006, net loss was $652,489 and $1,185,920, or a loss of $0.23 and $0.45 per share, respectively.

The decrease in loss in the three-month period ended September 30, 2007 is primarily attributable to the fact that there was revenue in 2007; non-cash expense recorded from the one time stock issuance to Ken Code pursuant to the 2006 R&D agreement; and decreases in selling, general and administrative expenses, research and development expenses and interest expense.

The increase in loss in the nine-month period ended September 30, 2007 is primarily attributable to non-cash interest and expense recorded from the conversion of notes payable and consultant obligations, because the conversion price was less than the market price of the Company’s stock at the date of conversion; and increases in selling, general and administrative expenses and interest expense; partly offset by revenue generated in 2007 and a decrease in research and development expenses.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2007	By:	/s/ Dennis Calvert
		Name:	Dennis Calvert
		Title:	President

2